EMX Royalty Options the Queensland Gold Project in Australia to Many Peaks Gold

Vancouver, British Columbia, September 8, 2020 (NYSE American: EMX; TSX Venture: EMX) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of an exploration and option agreement (the "Agreement") for the Queensland Gold project in northeastern Australia (the "Project") with Many Peaks Gold Pty Ltd ("MPL"), a private Australian company. The Agreement provides EMX with cash, work commitments, annual advance royalty payments, and a 2.5% Net Smelter Returns ("NSR") royalty interest in the Project, as well as other considerations. The Queensland Gold Project is host to multiple styles of gold and copper mineralization, including key intrusion related gold targets that were only partly explored in the mid-1990's.

The Project is located in the Yarrol Province within the Tasman Orogenic Zone, which hosts significant gold mines and deposits, including Cracow, Mount Morgan and Mount Rawdon (see Figure 1). The Queensland Gold property encompasses a 46,400 hectare area covering historic gold mines, gold occurrences, drill defined zones of gold mineralization, and multiple untested gold geochemical anomalies indicated by historical data sets.

The execution of the Agreement with MPL represents another example of the royalty generation aspect of EMX's business model, whereby a project acquired by the Company during regional reconnaissance work is advanced using EMX's in-country technical team, and then partnered for pre-production payments, work commitments, and a retained royalty interest. EMX looks forward to working closely with MPL to further advance the Project.

Commercial Terms Overview. Pursuant to the Agreement, MPL can earn 100% interest in the Queensland Gold Project during the one-year option period according to the terms summarized below (all dollar amounts in AUD unless otherwise noted):

  Upon signing the Agreement, MPL will pay EMX $65,000 in cash.

  Within the one-year option period, MPL must complete work commitments totaling at least $500,000 of expenditures and keep the Project in good standing.

  Upon the 1st anniversary of the Agreement, MPL will pay EMX $235,000 in cash, or in the event that MPL has achieved a public listing, that number of MPL common shares of equal value.

  Upon MPL's successful completion of the option terms for 100% earn-in, EMX will retain a 2.5% NSR royalty interest, and the Project will be transferred to MPL.

After earn-in, and on or before the 3rd anniversary of the Agreement, MPL will make a payment to EMX of $500,000 in cash or shares of MPL. Additionally, exploration expenditures of $2,000,000 are required by the 3rd anniversary, for a total aggregate work commitment of $2,500,000.

EMX will also receive annual advance royalty ("AAR") payments commencing on the 4th anniversary of the Agreement as described below.

  Until a first-time resource is defined for the Project according to JORC reporting requirements, the AAR payments to EMX will equal 30 ounces of gold bullion, or the cash equivalent.

  If a first-time JORC resource is completed defining less than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 50 ounces of gold bullion, or the cash equivalent.

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  If a first-time JORC compliant resource is completed defining greater than 1.5 million ounces of gold in the combined measured, indicated, and inferred categories, the AAR payments to EMX will equal 65 ounces of gold, or the cash equivalent.

MPL will have the option to purchase 0.5% of the royalty for 1,000 ounces of gold, or its cash equivalent, no later than the 5th anniversary of the Agreement.

Project Overview. Queensland Gold represents one of EMX's largest projects by area, covering multiple exploration targets with styles of mineralization that include intrusion related gold, skarn, reef-type veins, and sediment hosted copper mineralization. Many of the exploration targets are associated with suites of Permian-Triassic aged volcanic and intrusive rocks (see Figure 2). The styles of mineralization are similar to those seen at the nearby Mount Rawdon gold mine operated by Evolution Mining Ltd, and Metal Bank Ltd's Triumph gold project. This region of Australia is known for its intrusion-related gold systems ("IRGS"), which is a relatively new deposit type model that was commonly overlooked by historical exploration programs.

EMX's work to date has focused on reinterpretations of the historical data sets and integration with recently acquired geochemical and geophysical data (see EMX News Release dated August 27, 2019). This work served to generate multiple new exploration targets on the Project.

Historical Exploration and Mining. The Queensland Gold Project has been the site of historical mining and exploration activities for over a century. In the mid-1990's, the Boggy Creek gold prospect was explored by CRA Exploration and North Ltd (both precursor companies to what is now Rio Tinto Exploration Pty Limited ("RTZ"), with work that included IP surveys and drilling that consisted of four diamond holes ("DD" prefix) and 17 reverse circulation ("RC" prefix) holes in areas of outcropping gold mineralization. Many of the historical drill holes intercepted long intervals (i.e., >25 meters) of gold mineralization associated with quartz vein stockworks in rhyolitic-dacitic intrusions, typical of IRGS systems. Several holes ended in mineralization, including RC93CH3 which was mineralized over its entire length as 94 meters averaging 0.49 g/t gold, and DD93CH10 which averaged 0.47 g/t over 66 meters (59-125 m)1. For comparison, the average grade of current reserves (proven & probable) at the nearby Mt. Rawdon Mine is 0.68 g/t gold2.

In terms of historical production, gold was discovered at Monal Creek in 1891, leading to the development of the Monal Goldfields in the northwest portion of the EMX license. This area is marked by historical shafts, adits, mine dumps and processing sites, where gold mineralization was present in multiple parallel quartz vein reefs. Eight reef deposits were discovered and mined, with the gold mineralization appearing to extend for several kilometers along strike. Available records of historical production (1892-1930's) indicate that the grade of material processed by the mills averaged in the range of 24-37 g/t gold3. Based upon field observations and historical mapping, zones of sulfide-rich alteration and veining extend between the major reef deposits at Monal. However, more work is needed to better understand the distribution of mineralization in the area of the historical mines, as there are suggestions of lower-grade material being present between the higher-grade reef deposits. EMX considers this to be a high priority target concept for further exploration work and drilling.

1 Historic drill results from "QDEX Report No. 26510", " QDEX Report No. 27444", and " QDEX Report No. 30549", Geological Survey of Queensland. True widths are unknown.

2 Information for Mt Rawdon: JORC proven and probable reserves at a 0.24 g/t cutoff of 24.65 Mtonnes @ 0.68 g/t Au as detailed in "Mineral Resource and Ore Reserve Statement - Dec 2019", Evolution Mining Ltd website, accessed 2020/08/14 , evolutionmining.com.au/reservesresources. Note that resources are inclusive of reserves.

3 Historic production grades from "QDEX Report CR22997", Geological Survey of Queensland.

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Comments on Exploration Results and Nearby Mines and Deposits. EMX's reconnaissance geochemical sampling and geophysical surveys were conducted in accordance with CIM Best Practice Guidelines. EMX has not performed sufficient work to verify the Project's historical drill results or production data, but considers this information to be reliable and relevant.

References made to nearby mines and analogous deposits provide geologic context for EMX's Project, but are not necessarily indicative that EMX's Project hosts similar mineralization.

Dr. Eric P. Jensen, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX. EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and the TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended June 30, 2020 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2019, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

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4 Cracow historic production numbers are cited from Aeris Resources website (2020/08/14): https://www.aerisresources.com.au/operations/cracow-gold-operations/. Mount Rawdon historic production numbers are cited from Evolution Mining website (2020/08/14): https://evolutionmining.com.au/wp-content/uploads/2020/04/Mt-Rawdon-fact-sheet-2020_LR.pdf

5 Mt Morgan historic production from A. Taube; The Mount Morgan gold-copper mine and environment, Queensland; a volcanogenic massive sulfide deposit associated with penecontemporaneous faulting. Economic Geology; 81 (6): 1322-1340.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com